UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

Jet Token Inc.

(Exact name of registrant as specified in its charter)

Delaware	32-0570872
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10845 Griffith Peak Drive, Suite 200 Las Vegas, NV	89135
(Address of principal executive offices)	(Zip Code)

702-747-4000

Registrant’s telephone number, including area code

Non-voting Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “Jet Token”, ”we,” “us” or “the company” refers to Jet Token Inc. and its consolidated subsidiaries.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward- looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. BUSINESS

Overview

Our business strategy combines concepts from fractional jet membership programs with lessons learned from building blockchains and their communities. We believe the tokenization of flight hours and fractional membership programs offers the possibility of reduced transaction costs and, through the evolution of a marketplace, higher industry fleet utilization. Our purposeful enhancement of price discovery and reduced entry price have the potential to produce fairer and more inclusive results for aircraft owners and travelers alike.

We formed our company on June 4, 2018 and are currently operating as a charter broker. We developed and, in September 2019, launched our booking platform represented by our iOS app JetToken (the “App”). The current version of our App currently functions as a prospecting and quoting platform to arrange private jet travel with third party carriers. Users of our App can research and chose a flight and then contact us via the App to request a firm quote. We then confirm and process payment for the user manually. We launched version 2.0 of our App in February 2021.  Version 2.0 enables users to make payment directly through our App. Our App is directly connected via API to Avinode, the major centralized database in private aviation. Through Avinode we electronically and automatically correspond with operators of private jets who have posted their aircraft for hire. We currently accept both cash and blockchain currency, which our payment processor promptly converts to fiat currency prior to confirming a booking.

We have also entered into a Purchase Agreement with Honda Aircraft Company for the acquisition of the first aircraft in a multi-aircraft deal for the HondaJet HA-420 aircraft (the “HondaJet Elites”). Per the agreement, we expect to take delivery of four jets in 2021, spaced out over the course of the year and starting in the first half of May 2021. We intend to finance the purchase of these HondaJet Elites through a capital lease facility that we are in the final stages of documenting. Delivery of our first aircraft would only occur following our finalization of financing arrangements. We have also entered into an Executive Aircraft Management and Charter Services Agreement with Great Western Air, LLC (DBA Cirrus Aviation Services, LLC) (“Cirrus”) pursuant to which Cirrus has agreed to provide for the management, operation, and maintenance of our HondaJet Elites. Cirrus Aviation Services has sent three pilots to train on the HondaJet Elite at the Flight Safety facility on the Honda Aircraft Company campus in Greensboro, NC. A representative of our company was present to observe the first few days of training. As of January 21, 2021, all three pilots have successfully completed training, consistent with the anticipated delivery of our aircraft.

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Strategy

We expect to further develop our App to facilitate our own fleet utilization on our leased HondaJet Elites by enabling clients who have purchased a package of flight hours to view their balances and apply amounts in their accounts to book time on either our HondaJet Elites or third party charters. Ultimately, we expect to expand our App functionality, with specific focus on the integration of a closed Ethereum based blockchain network (the “Network”), enabling clients to access the Jet Tokens in their digital wallets maintained on our Network until clients redeem their Jet Tokens for travel.

We have recently engaged Brenda Paauwe-Navori, a member of our Board of Advisors, to lead the effort in selling fractional interests in our HondaJet Elites. Our HondaJet Elite fleet sales efforts will focus on a one year 25-hour jet card membership, a continually refillable jet debit card membership, and a five year, 75-hour per year fractional ownership interest, respectively. Our marketing effort will combine lessons learned from our online and national television campaigns, respectively, with Ms. Paauwe-Navori’s direct relationships and knowledge of select channels that reach existing private travelers and corporate flight departments.

In addition to servicing members and third-party charter clients, our HondaJet Elites would be available to address unexpected cancellations or delays on brokered charters. Unlike most of our brokerage competitors, as well as many business jet management companies which require owner approval before their aircraft can be used for third party charter, we believe maintaining a fleet of readily available aircraft to back fill third party charter services provides more reliability and will be an attractive selling point for potential clients. Cirrus may also be able to provide substitute aircraft at competitive rates in periods of excess demand for our HondaJet Elites.

We ultimately intend to issue and sell Jet Tokens on our closed blockchain Network that would be redeemable for time on our HondaJet Elites as well as for private jet travel and ancillary services with third party carriers. We are currently developing and testing our Jet Tokens and formalizing the rules of their use on our platform. Digital assets such as our proposed Jet Token, depending on their structure and rules of use, may be considered a security and the issuance and sale may be subject to registration under the Securities Act. We plan to structure our Jet Token to be in compliance with applicable law, including the federal securities laws. Specifically, we intend to structure Jet Tokens in such a way that they are not treated as securities.

We envision a time in which a client purchases from us a jet hour card using cash or blockchain currency and in return receives Jet Tokens redeemable for travel, or maintains funds in a wallet on our platform for purchase of travel, on our fleet, with third party jet operators or on commercial airlines. Through our App the client would seamlessly access their Jet Token balance in their Wallet on the Network; Jet Tokens would be one payment option on the App alongside fiat currency, bitcoin and other blockchain currencies. We also envision a time when our App offers an integrated marketplace for private jet and commercial jet travel (arrivals, departures, aircraft description, aircraft photos, taxes, prices) that has the potential to offer improved access to services for aircraft operators and travelers. We believe aircraft operators would achieve higher revenue per seat mile by filling an otherwise empty plane, and travelers would achieve access to on-demand travel at a lower average cost because of greater market transparency and improved price discovery.

We believe our strategy of combining, in our searchable instant booking platform, availability of private jet carriers, commercial airline flights and private jet owners underutilized flight time increases the efficiency and optimizes the cost to our clients of getting from point A to point B on their own terms.

Marketing and Promotion

Our marketing and advertising efforts are focused on high net worth individuals and corporate flight departments. We have observed that many first-time private flyers have come to market in 2020 in an effort to avoid commercial travel and thereby curtail their prospective exposure to COVID-19. We intend to continue to expand our marketing and advertising through the following channels: online marketing, television advertising and event marketing. Paid social media advertising will drive our online marketing. We have launched 15 and 30 second advertising spots that are targeted at high net worth individuals and corporate executives through a number of channels, including CNBC, Fox Business, and The Golf Channel, as well as online through Facebook. We intend to expand these efforts going forward. Jet Token Inc. and Honda Aircraft Company, LLC announced that they will collaborate in marketing efforts to create joint promotion for the HondaJet Elite and the Jet Token brand. For example, Honda Aircraft Company, LLC has agreed that in certain permitted instances we may use the tag line “POWERED BY HONDAJET” and a related logo in connection with promoting our business. With respect to event marketing we intend to have a presence at both blockchain and business jet industry gatherings.

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Market Opportunity

Over the past 30 years, the market for private jet travel has transformed significantly. First the model of full aircraft ownership transformed into fractional ownership with companies such as NetJets and FlexJet. This was followed by operators offering jet cards and on-demand service through their fleet of aircraft. The latest iteration of private jet travel provides even more flexibility by providing an on-demand service to travelers while leveraging the flight availability of one or more third party carriers. The result of this transformation is a highly segmented industry with numerous market participants offering varying levels of ownership.

According to National Business Aviation Association, the business jet industry contributes $150 billion dollars per year to the US economy. In 2018, there were 14,888 business jets in the US fleet that generated 3.9 million flight hours per year, and only 2,748 of the 14,888 total business jets in the United States actually flew charter. Numerous charter brokers and centralized databases each attempt to improve the allocation of that capacity in return for a fee.

Business jet charter operators (those operating under a Part 135 license from the Federal Aviation Administration) logged over a million landings in the US during 2019 according to ARGUS International, Inc., a leading providers of aviation services, including statistical data and ratings. The average flight lasts 1.5 hours with 2-3 passengers, and we estimate the average cost to operate a US business jet at $5,000 per hour. Most charters include the cost of the empty return leg so a 1.5-hour trip typically translates to 3 hours of billed time, or approximately $15,000. As a result, one million landings per year at $7,500 per landing ($15,000 round trip) equals $7.5 billion of revenues in charter landings alone. That's approximately 2,740 charter landings per day at any one of 5,000 private airports or 500 commercial airports.

While the current pandemic has had a significant negative impact on the travel industry more broadly, according to the December 17, 2020 issue of JETNET iQ Pulse, takeoffs and landings of Part 135 operated small and medium-sized charter jets in the fourth quarter of 2020 are relatively flat compared to the fourth quarter of 2019 and distances flown have increased by 35.8% for small charter jets and 5.7% for medium-sized charter jets. This compares favorably to both the commercial jet and larger sized charter jet markets.

Furthermore, for the other 12,140 business jets that do not fly charter, we believe many private plane owners do not seek FAA certification and special insurance to permit third parties to pay to fly on their planes partly because there is no practical way to source and process vetted, willing, passengers. These owners are permitted under FAA rules to offset only their cost by allowing others to use their aircraft. There is currently no electronic marketplace geared toward aircraft owners seeking systematic recruitment of unrelated “at cost” passengers with an eye toward defraying the expense of jet ownership and operation.

We believe that by combining the private jet on-demand model with commercial airline flight availability and prospectively the underutilized flight hours of private jet operators, our company will be positioned to provide optimum flexibility and cost efficiency for our clients. Moreover, we believe that the Jet Tokens, operating on an Ethereum compatible blockchain network (discussed below), will offer a superior and lower cost allocation mechanism of resources in private jet services.

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The Blockchain Technology

We plan to create a closed blockchain based on the Ethereum network to facilitate charter bookings and payments through the mechanism of Jet Tokens, if issued. The payment mechanism with Jet Tokens, if issued, involves the use of an ERC-20 compatible wallet address on our private Ethereum blockchain. The wallet would be accessible via our App and users would be able to view their Jet Token balance and to choose to select some or all of that balance as a means of payment. For example, upon processing fiat or blockchain currency payment for a new 25 hour jet card member, we would deposit Jet Tokens into the wallet of that member corresponding to 25 hours of travel on our fleet. Via the App, the member would then book travel, either on our fleet or on third party aircraft, and redeem Jet Tokens to pay for such travel.

The payment mechanism without tokens involves the use of white label solutions from two nationally recognized payment processors. One processor is dedicated to accepting various forms of virtual currency and the other is dedicated to accepting fiat payment through such payment methods as ACH, wire transfer, credit card, Apple Pay and many other domestic and international payment processors.

If issued, Jet Tokens will be issued electronically on the ERC20 standard consisting of software code and managed by us through our private Ethereum-based blockchain Network. ERC-20 defines a common list of rules for Ethereum tokens to follow within the larger Ethereum ecosystem, allowing developers to accurately predict interaction between tokens. These rules include how the tokens are transferred between addresses and how data within each token is accessed. Transactions on this network are automatically updated and recorded in an open and distributed ledger known as the Ethereum Blockchain. This means that there is no single entity governing content or prices of goods and services that may be purchased or sold.

The advantages of utilizing blockchain technology for air charter services payment settlement include a significant reduction in financial transaction costs that financial institutions charge in payment settlement for air charter services. For example, private blockchain transaction costs are set at the discretion of the owner of the chain and may be as low as a fraction of a cent, representing minimal costs of electricity and processing power. In comparison, credit card fees may range between 1% and 4% of the transaction value, which can be significant in absolute dollar terms given the high level of expense associated with some private jet charters. Financial institutions may also charge significant wire transfer fees and, in the case of international wire transactions in U.S. or non-U.S. currency, correspondence bank charges and bank imposed exchange rates are typically built in to produce an additional profit margin for the financial institution, further increasing transaction expenses.

Transferring funds, or if created and sold Jet Tokens, using blockchain technology may significantly increase efficiencies in the delivery of air charter services. For example, use of blockchain technology will enable us to deliver service in exchange for payment or, if issued, upon redemption of Jet Tokens, on evenings, weekends and holidays when banks are closed. We anticipate that we will also be able to deliver services on a same day basis against payment. This travel may not have otherwise taken place, for want of payment technology. Other forms of payment may not clear on the same day or could be delayed if exceeding a client’s credit card limit. International wires can take from one to four business days to clear as they must often transit from a foreign bank, through a domestic correspondent bank and then finally to a domestic recipient bank. These improved efficiencies and rapid settlement of large transactions that are typical in the air charter services industry may in turn allow for faster booking confirmation of air charter flights, particularly on weekends and holidays coincident with periods of peak travel demand.

Our platform is currently directly connected via API to Avinode, the major centralized database in private aviation. Through Avinode we electronically and automatically correspond with operators of private jets who have already posted their aircraft for hire. We depend on the cooperation and collaboration of third-party air charter services in that we would expect their timely reply to inbound charter pricing requests, and their willingness to confirm bookings and accept payments from us. We currently expect to engage with them as middle-men, selling access to their aircraft. Most third-party air charter service providers already contribute substantial data on their aircraft and aircraft availability to Avinode. Generally, these third-party air charter service providers provide updated information on a daily basis and we do not expect them to deviate from their current business practices in their cooperation / collaboration with us. We intend to pay third party air charter service providers (and airlines) on a timely basis and in fiat currency.

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If we create and issue Jet Token, customers would be able through our App to redeem Jet Tokens for flight time on our fleet, for a third party jet operator or for commercial airline travel. These Jet Tokens would be held in custody in the client’s wallet. The wallet would be integrated with the App and would enable direct booking and payment. The customer may transfer their Jet Tokens to another customer but that customer would also be required to maintain their Jet Tokens in a wallet on our platform. We would burn (i.e., remove from circulation) any Jet Tokens that have been redeemed. We currently contemplate that, through our private, Ethereum-based, blockchain Network, we know the identity of each App user and restrict transfer of our ERC-20 compatible tokens to wallets accessible via the App.

Today we have a smart contract on the Ethereum network running for demonstration purposes (PPJC). Our founder, Mike Winston, together with a developer, successfully executed a separate blockchain project and for this reason we have confidence around sourcing the blockchain development talent to build out the Jet Token blockchain functionality.

Our Aircraft

We have entered into a Purchase Agreement with Honda Aircraft Company for the acquisition of the first aircraft in a multi-aircraft deal for the HondaJet HA-420 aircraft (the “HondaJet Elites”). Per the agreement, we expect to take delivery of four jets in 2021, spaced out over the course of the year and starting in the first half of May 2021. We intend to finance the purchase of these HondaJet Elites through a capital lease facility that we are in the final stages of documenting. Delivery of our first aircraft would only occur following our finalization of financing arrangements. HondaJet Elites are ideally suited for trips under 2 hours carrying 2-4 passengers plus two pilots. We believe the HondaJet Elite is one of the most spacious and cost-efficient light jets on the market with ample baggage and interior room (including an enclosed lavatory). The wing mounted engines allow for a tranquil, spacious interior. Engines on the wings mean less weight on the tail and more room in the cabin.

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We currently intend to base the fleet in Las Vegas, NV, a top ten private jet destination and may relocate the fleet based on seasonal travel patterns and the travel patterns of our membership.

We estimate that thirty calendar days per year (holidays, major sporting events etc.) it's difficult, if not impossible, to fly private without the guaranteed access provided by a jet membership program such as ours. The ability to safely offer guaranteed capacity, on demand, is one of the most important features one can deliver in private aviation. Also, our aircraft give us the ability to attract online visitors with dynamically priced offers. Additionally, the prospective terms of our aircraft leases allow us to make very low minimum payments, significantly reducing the monthly burn rate associated with most private aviation startups.

We have also entered into an Executive Aircraft Management and Charter Services Agreement with Cirrus pursuant to which Cirrus has agreed to provide for the management, operation, and maintenance of our HondaJet Elites. Cirrus Aviation Services has sent three pilots to train on the HondaJet Elite at the Flight Safety facility on the Honda Aircraft Company campus in Greensboro, NC. A representative of our company was present to observe the first few days of training. As of January 21, 2021, all three pilots have successfully completed training, consistent with the anticipated delivery of our aircraft.

Cirrus is the largest private jet charter company based in Las Vegas. The Cirrus team has been managing and operating aircraft – commercially and privately – for more than 40 years. In addition, Cirrus is:

•	FAA Eligible On-Demand Approved

•	ARG/US Platinum Rated

•	Wyvern Recommended

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Cirrus will maintain, service and operate our HondaJet Elites on our behalf and in compliance with all applicable FAA regulations and certification requirements. Cirrus has the capability to provide substitute aircraft at competitive rates in periods of excess demand for our HondaJet Elites.

Competition

The private air travel industry is extraordinarily competitive. We will compete against private jet charter and fractional jet companies. Established private jet brokerage and fractional companies include but are not limited to, NetJets, FlexJet, VistaGlobal (including JetSmarter powered by XO), SentientJet, WheelsUp, JetSuite, Flight Options, Nicholas Air, Jet Alliance, Executive Air Share, Plane Sense, One Sky Jets, StarJets, Jet Aviation, and Luxury Aircraft Solutions. All compete for passengers with a variety of pricing plans, aircraft types, blackout periods, booking terms, flyer programs and other products and services, including seating, food, entertainment and other on-board amenities.

Both the private jet charter companies and the legacy airlines and low-cost carriers have numerous competitive advantages that enable them to attract both business and leisure travelers. Our competitors may have corporate travel contracts that direct large numbers of employees to fly with a preferred carrier. The enormous route networks operated by our competitors, combined with their marketing and partnership relationships with regional airlines and international alliance partner carriers, allow them to generate increased passenger traffic from domestic and international cities. Our access to smaller aircraft fleet networks and lack of connecting traffic and marketing alliances puts us at a competitive disadvantage, particularly with respect to our appeal to higher-fare business travelers.

The fractional private jet companies and the legacy airlines and low-cost carriers each operate larger fleets of aircraft and have greater financial resources, which would permit them to add service in response to our entry into new markets. Due to our relatively small size, we are more susceptible to a fare wars or other competitive activities, which could prevent us from attaining the level of traffic or maintaining the level of sales required to sustain profitable operations.

In 2018 and 2019, respectively, VistaJet acquired XOJET and JetSmarter, combining its heavy jet subscription-based service targeting multinational corporations and ultra-high net worth individuals with XOJET’s super-midsize jet on demand service and JetSmarter’s digital booking platform for business aviation. In addition, during 2020 Wheels Up acquired Delta Private Jets as well as Gama Aviation, a business jet services company. Increased consolidation in our industry could further intensify the competitive environment we face.

Intellectual Property

We have filed an application to register our brand name, Jet Token, and our logo, with the United States Patent and Trademark Office.  We have also purchased our domain name, jettoken.com and operate our website under that domain.  We are the sole owner of the copyrights in and to the software code underlying our App.

Employees

In light of our early stage of development, we have 3 full-time employees, our Executive Chairman and Treasurer, our Chief Executive Officer and President and a marketing staff person. In addition, we have recently engaged Brenda Paauwe-Navori, a member of our Board of Advisors, to lead the effort in selling fractional interests in our HondaJet Elites.

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Regulation

Know your Customer / Anti-money Laundering Regulations

Each person or entity that establishes a wallet on our platform and purchases Jet Tokens will be subject to identity screening and background checks in compliance with Transportation Security Administration (“TSA”) regulations (discussed below) and federal law regarding anti-money laundering and know your customers (“AML/KYC”) obligations. Jet Tokens may only be redeemed by our clients who have a wallet on our platform and are subject to these identity screening requirements. To establish a wallet on our platform for the purchase of Jet Tokens, all users must agree to the representations, terms and conditions regarding disclosure of their identity. In addition, prior to redemption and use of the Jet Tokens, all transferees of Jet Tokens must be approved members of our platform which is only possible after going through our application process, including stringent AML/KYC background checks and TSA anti-terrorism watch list checks.

Regulations Applicable to the Ownership and Operation of Our Aircraft

Once we have leased our aircraft, Cirrus, which will maintain and manage our aircraft, is subject to a high degree of regulation that affects our business, including regulations governing aviation activity, safety standards and environmental standards.

U.S. Department of Transportation (“DOT”)

The DOT primarily regulates economic issues affecting air transportation such as the air carrier’s financial and management fitness, insurance, consumer protection and competitive practices. The DOT has the authority to investigate and bring proceedings to enforce its regulations and may assess civil penalties, revoke operating authority and seek criminal sanctions. Our operating as an air charter carrier is regulated and certificated by the DOT. The DOT authorizes the carrier to engage in on-demand air transportation within the United States, its territories and possessions. The DOT can suspend or revoke that authority for cause, essentially stopping all operations.

Federal Aviation Administration (“FAA”)

The FAA primarily regulates flight operations, in particular matters affecting air safety, such as airworthiness requirements for aircraft and pilot, mechanic, dispatcher and flight attendant certification. The FAA regulates:

•	aircraft and associated equipment (and all aircraft are subject to ongoing airworthiness standards),

•	maintenance and repair facility certification

•	certification and regulation of pilots and cabin crew, and

•	management of airspace.

In order to engage in air transportation for hire, each air carrier is required to obtain an FAA operating certificate authorizing the airline to operate using specified equipment in specified types of air service. In the case of our leased aircraft, it is a Part 135 license. The FAA has the authority to modify, suspend temporarily or revoke permanently the authority to provide air transportation for failure to comply with FAA regulations. The FAA can assess civil penalties for such failures or institute proceedings for the imposition and collection of monetary fines for the violation of certain FAA regulations. The FAA can revoke authority to provide air transportation on an emergency basis, without notice and hearing, where significant safety issues are involved. The FAA monitors compliance with maintenance, flight operations and safety regulations, maintains onsite representatives and performs inspections of a carrier’s aircraft, employees and records.

The FAA also has the authority to issue maintenance/airworthiness directives and other mandatory orders relating to aircraft and engines, fire retardant and smoke detection devices, collision and windshear avoidance systems, navigational equipment, noise abatement and the mandatory removal and replacement of aircraft parts that have failed or may fail in the future. FAA enforcement authority over aircraft includes the power to ground aircraft or limit their usage.

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Transportation Security Administration

The TSA is responsible for oversight of passenger and baggage screening, cargo security measures, airport security, assessment and distribution of intelligence and security research and development. Air carriers are subject to TSA mandates and oversight in connection with screening passenger identities and screening baggage. TSA regulations governing passenger identification, which we will apply at the time of Jet Token purchase as well as at the time of travel, requires all passengers to provide identification using a valid verifying identity document. In addition, all passengers must provide their full name, date of birth, and gender, which is screened against the travel ban watch list in effect at the time of initial screening and at the time of travel.

All air carriers are also subject to certain provisions of the Communications Act of 1934 because of their extensive use of radio and other communication facilities and are required to obtain an aeronautical radio license from the Federal Communications Commission, or the FCC.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2020.

Overview

We intend to combine concepts from fractional jet membership programs with lessons learned from building blockchain currencies. We believe the tokenization of flight hours and fractional membership programs offers the possibility of reduced transaction costs and, through the evolution of a marketplace, higher industry fleet utilization. We believe our purposeful enhancement of price discovery and reduced entry price have the potential to produce fairer and more inclusive results for aircraft owners and travelers alike.

Our company was formed on June 4, 2018 (“Inception”) and we have limited operating history and revenue generating activity through December 31, 2020. During the next twelve months, we intend to fund our operations with continued brokerage operations, the commencement of our fractional jet membership and card programs, and with capital raised from our prior equity offering under Regulation A, our currently proposed offering of Non-voting Common Stock under Regulation A and potentially future debt or equity financing.

As our brokerage operations have been limited to date and we have not yet commenced our fractional jet membership and card programs, we cannot assure you that funds generated by those operations, when combined with proceeds from our current and prior capital offerings, will be sufficient, or that in the future we will be able to raise capital on acceptable terms or at all.  If we are unable to generate sufficient cash flow from operations and/or obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and operations, which could harm our business, financial condition and operating results.

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Results of Operations

Year Ended December 31, 2020 and December 31, 2019

	For the year ended December 31,
	2020	2019
Revenues	$4,783	$—

Operating Expenses:

General and administrative	2,103,818	474,531
Sales and marketing	444,885	10,758
Research and development	17,353	21,124
Total Operating Expenses	2,566,056	506,413

Operating Loss	(2,561,273)	(506,413)

Provision for income taxes	1,867	1,381

Net Loss	$(2,563,140)	$(507,794)

We began recording revenue in September 2020 reflecting services and brokerage fees related to charter bookings through our app. Once we take delivery of our HondaJet Elites, we expect to also generate revenue through chartering of our HondaJet Elites and incur operating expenses related to the administration of our platform and payments to Cirrus for the management of our HondaJet Elites.

General and administrative expenses for the years ended December 31, 2019 and 2020 consist primarily of operating costs for ongoing operations, including staffing, office rent, utilities and other reasonable and customary overhead expense. The increase in general and administrative expenses in 2020 reflects primarily expenses related to a full year of payroll for our Chief Executive Officer, who was hired in September 2019, payments to our advisory board and other consultants, a full year of rent and other office expenses, non-cash stock option expense, marketing expenses and professional service fees. Marketing expenses, which relate primarily to promoting our company and its programs, totaled approximately $499,000 during the year ended December 31, 2020 compared to approximately $11,000 during the year ended December 31, 2019. Expenses for professional services providers totaled approximately $502,000 during the year ended December 31, 2020 compared to approximately $300,000 during the year ended December 31, 2019. Within the professional services cost for the year ended December 31, 2020, approximately $298,000 related to payments to members of our advisory board and other professional services and approximately $205,000 related to legal and accounting fees. We also incurred research and development expenses in 2019 and 2020 for the development of our App.

Liquidity and Capital Resources

As of December 31, 2020, our cash and equivalents were $2,221,222 compared to $95,886 as of December 31, 2019, reflecting primarily the proceeds of our 2020 Regulation A offering, net of offering costs, less ongoing operating expenses. We are a “development stage company” and have only recently begun generating revenue. Our cash utilization rate was approximately $20,000 per month in 2019 through September, increasing to approximately $45,000 per month for the remainder of the year reflecting the hiring of our Chief Executive Officer and President as of September 2019. In September 2020, we entered into a consulting agreement with Brenda Paauwe-Navori, a member of the Company’s Board of Advisors, to lead the effort in selling fractional interests in our HondaJet Elites in return for payment of $12,500 per month in addition to equity-based compensation. Cash payments under this consulting agreement increased to $20,000 per month in November 2020 based on the satisfaction of certain terms of the consulting agreement. As a result, our cash utilization rate increased to $65,000 per month.

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To date, we funded our operations primarily through the issuance of equity securities and to a lesser extent, loans under the Paycheck Protection Program. In 2018, we concluded our sale of Series Seed Preferred Stock, issuing 1,799,999 shares for gross proceeds of $54,000, of which 816,666 shares were redeemed by us, in accordance with their terms, at the redemption price of $0.30 per share. In February 2019, we commenced an offering under Regulation Crowdfunding and completed the offering in July 2019. In this offering, we issued 17,826,385 shares of non-voting Series CF Preferred Stock for gross proceeds of approximately $1,069,583. In September 2019, we issued an additional 1,000,000 shares of non-voting Series CF Preferred Stock to a single individual as partial payment for marketing services provided.

In February 2020, we commenced an offering under Regulation A for a maximum offering amount of $10,000,000, which terminated on December 31, 2020 (the “Initial Regulation A Offering”). We issued 32,613,778 shares of Non-voting Common Stock representing approximately $10 million in gross proceeds. In March 2020, our Founder and Executive Chairman, Mike Winston, advanced approximately $80,000 to the company in the form of a non-interest-bearing loan, which has subsequently been repaid in full.

In May 2020, we received a loan in the amount of $121,000 pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act which has been forgiven in its entirety.  In February 2021, we received a second loan in the amount of $86,360 pursuant to the PPP program under the revised CARES Act. Like our first loan, we intend to apply to the lender for forgiveness of the PPP loan. See Note 5 to our audited financial statements for the fiscal year ended December 31, 2020 for a description of this loan.

In 2021 we filed an offering statement with the Securities and Exchange Commission relating to a proposed offering by us of additional shares of Non-voting Common Stock up to a maximum offering amount of $21,880,000, at a per share price of $0.75. That offering statement has not yet been qualified.

Trend Information

Our business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond our control could cause fluctuations in these conditions. Adverse conditions may include but are not limited to: changes in the airline industry, blockchain asset regulations by authorities, fuel and operating costs, changes to corporate governance best practices for executive flying, general demand for private jet travel, market acceptance of our business model and COVID-19 issues more fully described below. These adverse conditions could affect our financial condition and the results of operations.

On January 30, 2019, the World Health Organization declared the COVID-19 coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to us, it is known that the travel industry in which we operate has been severely impacted.

While Covid-19 has negatively impacted aviation as a whole, we believe the light business jet sector has been less effected as people who previously had not used business jets are utilizing light jets like our HondaJet Elites for safety reasons and people who previously had used larger, more expensive, business jets but have felt the effects of the current business environment, are downsizing to smaller jets for economic reasons. Private jet charter hours, a key measure for our sub-segment of air travel, dropped sharply in mid-March 2020 but have steadily risen since that time. For example, hours flown in the two-week period that includes the last week of June and the first week of July are only down 10% versus the same period in 2019, and March 2021 is on track to finish 42% above March 2020 levels and down just 3% from March 2019 levels. We are monitoring the situation and exploring opportunities with respect to travel behavior for when travel restrictions ease.

11

Item 3. DIRECTORS AND OFFICERS

The company’s executive officers and directors are listed below, each of which is a full-time employee.

Name	Position	Age	Date Appointed to Current Position
Executive Officers

Mike Winston, CFA	Founder and Executive Chairman; Treasurer	44	June 4, 2018

George Murnane	Chief Executive Officer and President; Secretary	63	September 23, 2019

Directors

Mike Winston, CFA	Director	44	June 4, 2018

Board of Advisors

Brenda Paauwe-Navori	Advisor

Greg Fell	Advisor

Ehud Talmor	Advisor

Bryan M. Eagle III	Advisor

Aaron Cohen	Advisor

Lt. Col Ran David	Advisor

Mike Winston, Founder and Executive Chairman, and Treasurer

Mike Winston, CFA began his career in 1999 with Credit Suisse First Boston Corporation and later worked as a portfolio manager at Millennium Partners LP where for five years he and a colleague managed a $1 billion merger arbitrage and event driven capital allocation. In 2012, he formed the Sutton View Group of companies, an alternative asset management platform where he advised one of the largest academic endowments in the world. He co-led a successful activist litigation against the board of Dole Foods in its management led buyout and obtained a 35% increase in total consideration on behalf of all stockholders. Institutional Investor Magazine has recognized Mr. Winston for professional excellence; he has been quoted in the Wall Street Journal and has appeared on CNBC. Mr. Winston received an MBA in Finance and Real Estate from Columbia Business School in 2005, and a BA in Economics from Cornell University in 1999. While at Cornell he studied for a year at the London School of Economics and at age 18 won $1 million prize from IBM for his first startup company. Mr. Winston is a CFA Charterholder, and a member of the Economic Club of New York.

George Murnane, Chief Executive Officer and President

George Murnane has over 20 years of senior executive experience, including 14 years as a Chief Operating Officer and/or Chief Financial Officer, in the air transportation and aircraft industry, including for ImperialJet S.a.l (CEO 2013-2019), VistaJet Holdings, S.A. (COO and Acting CFO, 2008), Mesa Air Group (CFO, 2002-2007), North-South Airways (COO and CFO, 2000-2002), International Airline Support Group (Executive Vice President, COO and CFO, 1996-2002) and Atlas Air, Inc. (Executive Vice President and COO, 1995-1996). From 2009 until he joined our company, Mr. Murnane was a managing partner of Barlow Partners, a consulting services firm providing operational and financial management, merger and acquisition, financing and restructuring expertise to industrial and financial companies. Mr. Murnane received an MBA from The Wharton School of the University of Pennsylvania and a BA in Economics from the University of Pennsylvania in 1980.

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Our Board of Advisors

In creating our company and crystalizing our vision for the future of Jet Token, we have benefitted from the guidance of a highly credible and engaged advisory board of aviation, security and software experts.

Brenda Paauwe-Navori.  Brenda Paauwe-Navori has sold business jets valued in aggregate at over a billion dollars. Ms. Paauwe-Navori brings almost 20 years of senior leadership experience to our Board of Advisors and is one of the most respected sales, operations, and marketing experts in the world of aviation and aerospace. As senior partner at Antilles Genot & Partners and co-founder of GoGo Jet in the late 90’s, Brenda served as president and a cross-functional senior executive. Later, she was responsible for capturing significant market share growth in North America with FlexJet by Bombardier and held a vice president role for almost 5 years at Embraer Executive Jets. During her tenure at Embraer she led the MGM Resorts International Legacy 500 and Lineage 1000E transaction; a fleet purchase deal valued at over USD $350 million. Her extensive industry experience includes: hiring, marketing and sales, contract negotiation, customer service, finance and administration. Her role as Global Vice President of Bigelow Space Operations was focused on the B330 spacecraft and other space station hardware for the commercialization of lower Earth orbit and deep space missions. A few years ago, Brenda’s immediate family was also the subject of a major Walt Disney motion picture, the Million Dollar Arm. When she is not in the office or on an airplane, Brenda is an avid Equestrian showing her champion American Saddlebred horses or cheering for her daughter who also rides competitively.

Greg Fell. Mr. Fell is the CEO of TSU, a social media platform that is innovating social media and e-Commerce into a platform that pays users for their content and allows them to market and sell products to their community. Prior to TSU, Mr. Fell was the Chief Operating Officer of Gama Aviation, the largest managed aircraft business in the US, and the exclusive Air Carrier for WheelsUp. Mr. Fell has also served as a General Partner and Chairman in The Investors Collaborative, a Boston-based venture capital group. As a trusted leader, he formally advised several technology startup companies, and mentored young entrepreneurs on the challenges in starting a technology business. In this role, he served as the CEO of Hire Canvas, Chief Strategy Officer of Crisply, and Board Advisor to App Point Software. He currently serves as a Director on the Board of an Internet of Things (IoT) company Andium. Prior to the Investors Collaborative, Mr. Fell served as Vice President and Chief Information Officer of Terex Corporation, where he led a strategic transformation of the IT Organization. Before joining Terex, Mr. Fell spent nearly 20 years with Ford Motor Company. Fell is a graduate of Michigan State University and spent several years on staff in the College of Engineering as a Senior Research Programmer, and Instructor.

Ehud Talmor. Ehud Talmor (IAF Ret.) is a decorated, recently retired, senior officer from the Israeli Air Force with over twenty five years of experience in all aspects of air combat and aircraft logistics. He began his career in 1995 as a fighter pilot and later, flight instructor. He subsequently took on a variety of supervisory roles, including F-16 deputy squadron commander. In 2007, he joined the Acquisitions Department of the Israeli Ministry of Defense and later held the position of Project Manager for three separate Air Force jet acquisition projects. The jet acquisition projects were: (1) the Beechcraft T-6II, (2) the Leonardo M-346, and (3) the Lockheed Martin F-35A (arguably the world's most advanced fighter jet). In addition to serving as Project Manager for the $3 billion F-35 program, Mr. Talmor was also IAF’s Chief Instructor for the F-35. Mr. Talmor graduated from I.D.C. Herzliya in 2013 with a B.A. in Psychology.

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Bryan M. Eagle III. In 1999, Mr. Eagle created Myjets.com, the first online private aircraft reservation system and partnered with The Air Charter Guide (now Avinode) to create the original database of operators. Avinode is the largest centralized database of charter and empty-leg market data in the US. Mr. Eagle created a patent portfolio around the reservation system and the sale of empty legs which he sold in 2016 to Victor, a company owned by BBA Aviation. BBA’s Signature ‘Flight Support’ business operates the world’s largest fixed based operation (FBO) network for business & general aviation users. Mr. Eagle is an award-winning marketing, strategic planning, and business development leader, consultant, inventor, and entrepreneur with over 25 years of experience in the telecommunications, software and aviation industries, respectively. He is skilled in creating, marketing, and financing new organizations and positioning them for sale. He is a board member of Emerge Memphis, an organization he founded in 1998 dedicated to the support and advancement of start-ups in the Mid-South. Mr. Eagle received a BA from the University of Virginia in 1980 and an MBA from Columbia Business School in 1985.

Aaron Cohen. Advisor. Aaron Cohen is a nationally recognized counter-terrorism expert, best-selling author and founder of Cherries Defense. Mr. Cohen has a twenty-year track record of success in the private security industry; his teams have protected numerous A-list celebrities and high level diplomatic personnel. His book, Brotherhood of Warriors: Behind Enemy Lines with a Commando in One of the World's Most Elite Counterterrorism Units, has been translated into seven languages. Cherries Defense provides soft-target (schools, malls, hotels) security training and also specializes in the manufacture of supporting concealed carry gear for security professionals. Mr. Cohen appears regularly on the Fox News Channel and has also been featured by the following: Vanity Fair, the Discovery Channel, National Geographic, Entertainment Tonight, Access Hollywood, Bravo, E! Channel, Hollywood Reporter and Variety. In addition to regular television appearances, he hosts KFI AM 640’s Real Security, the only sole-focus security and counter terror show in the US. Mr. Cohen served with distinction in Israel’s (IDF) elite anti-terrorism unit.

Lt. Col Ran David. Advisor. Lt. Col Ran David (IAF) is a decorated combat pilot in the Israeli Air Force. He has served as a deputy squadron commander and spent ten years as a flight instructor. One of Lt. Col David’s primary responsibilities has been to train, test and approve new IAF fighter pilots. Lt. Col David is a graduate of the USAF Air Command and Staff College and the University of Haifa.

Compensation of Directors and Executive Officers

For the year ended December 31, 2020, we compensated our executive officers as follows. We did not pay any compensation to our director in connection with his board service in 2019.

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)(1)	Total compensation ($)
Mike Winston	Founder and Executive Chairman; Treasurer	195,936	43,343	239,279

George Murnane (2)	Chief Executive Officer and President	353,810	60,066	413,876

(1)	Other compensation consists primarily of the cost of medical, dental, vision and disability insurance costs.
(2)	In December 2020, Mr. Murnane also received options to purchase 5.4 million shares of voting Common Stock, excercisable at $0.30 per share and vesting monthly and ratably over a three-year period. The options terminate 10 years from the date of issue.

14

We do not have any formal compensation arrangements with our Founder and Executive Chairman. Rather, Mr. Winston, as our sole board member, determines compensation to be paid to him from time to time in consultation with our Chief Executive Officer. We believe that this provides us with greater flexibility in managing our cash flow needs as we grow our business.

George Murnane

Mr. Murnane’s employment agreement provides for an annual salary of $250,000. It also provides for an annual cash bonus of up to $100,000, which will be awarded in the sole-discretion of, and subject to achievement of certain goals (including revenue and profitability targets). As part of his compensation package, in 2019 Mr. Murnane also received a grant of stock options exercisable for 5.4 million shares of voting Common Stock, at a price per share of $0.06. Options representing 2.7 million shares of voting Common Stock vest monthly and ratably over a three-year period. The remaining option vested at the closing of Initial Regulation A Offering. The options terminate ten years from the date of issue. Mr. Murnane will also be eligible for special cash bonus of $1.5 million paid at the effective date of certain change of control transactions described in his Employment Agreement filed as an exhibit hereto. Mr. Murnane also received a grant of Jet Tokens and certain other fringe benefits, each as described in his employment agreement.

Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of March 31, 2021, the voting securities of the company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the company’s voting securities or having the right to acquire those securities. The table assumes that all options have vested. The company’s voting securities include all shares of voting Common Stock and all shares of Series Seed Preferred Stock.

Name and address of beneficial owner	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Mike Winston, CFA (1) 10845 Griffith Peak Drive Suite 200 Las Vegas, NV 89135	Common Stock	83,200,001		97.9%

George Murnane 10845 Griffith Peak Drive Suite 200 Las Vegas, NV 89135	Common Stock Options		10,800,000	11.3%

Rick Kipper 161 Robina St Port Charlotte, FL 33954	Common Stock	833,333		1.0%

	Series Seed Preferred Stock	583,333		59.3%

Carlos Butler 4380 Regency Road High Point, NC 27265	Common Stock	600,000		0.7%

	Series Seed Preferred Stock	400,000		40.7%

All current officers and directors as a group (2 people) (2)	Common Stock	83,200,001	10,800,000	98.0%

15

(1)	In 2021, we entered into a share exchange agreement with Mr. Winston pursuant to which we agreed to issue to Mr. Winston 6,646,667 shares of Non-voting Common Stock, a portion of which is being offered in our proposed 2021 Regulation A offering, in exchange for 6,646,667 shares of voting Common Stock held by him, effective immediately prior to the qualification of the offering statement for that offering. After giving effect to this share exchange, Mr. Winston would own 76,553,334 shares of voting Common Stock and 6,646,667 shares of Non-voting Common Stock.
(2)	None of the company’s officers or directors holds any shares of Series Seed Preferred Stock.

Item 5. INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In October 2018, we entered into an agreement with Sutton View Advisors LLC, and entity owned and operated by our Mr. Winston, our Founder and Executive Chairman. The agreement is for financial advisory, investment banking and brokerage services as specified in the agreement. The agreement calls for a payment of $2,700 upon signing the agreement, $10,000 per quarter as a retainer fee for professional services, and expense reimbursement not to exceed certain limits. The agreement was terminated on December 31, 2019. During the year ended December 31, 2019 and 2018, the Company has paid Sutton View Advisors LLC $40,000 and $24,500, respectively.

In 2020, our Founder and Executive Chairman, Mike Winston, advanced approximately $80,000 to the company in the form of a non-interest-bearing loan, which has subsequently been repaid in full.

In January 2021, we entered into a share exchange agreement with Mr. Winston pursuant to which we agreed to issue to Mr. Winston 6,646,667 shares of Non-voting Common Stock in exchange for 6,646,667 shares of voting Common Stock held by him, effective immediately prior to the qualification of the offering statement for our proposed Regulation A offering.

Item 6. OTHER INFORMATION

None.

Item 7. FINANCIAL STATEMENTS

JET TOKEN, INC.

CONSOLIDATED FINANCIAL STATEMENTS

As OF DECEMBER 31, 2020 and 2019 AND FOR THE YEARS THEN ENDED

Together With

Independent Auditor’s Report

16

Jet Token, Inc.

17

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Jet Token, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Jet Token, Inc. (the "Company") as of December 31, 2020 and 2019, the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BF Borgers CPA PC

BF Borgers CPA PC

We have served as the Company's auditor since 2019.

Lakewood, CO

April 29, 2021

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JET TOKEN, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2020 AND 2019

	2020	2019

Assets
Current assets
Cash	$2,221,222	$95,886
Accounts receivable	400	-
Deferred offering costs	-	50,000
Other current assets	568	-
Total current assets	2,222,190	145,886

Intangible assets, net	322,429	2,986
Other assets	663,714	4,500
Total assets	$3,208,333	$153,372

Liabilities and Stockholders' Deficit
Current liabilities
Accounts payable	$280,558	$23,963
Accrued liabilities	4,633	9,975
Total current liabilities	285,191	33,938

Note payable	121,000	-
Total liabilities	406,191	33,938

Commitments and contingencies (Note 3)	-	-

Stockholders' Equity
Series Seed Preferred stock, 10,000,000 shares authorized, $0.0000001 par value, 983,333 and 1,799,999 issued and outstanding, respectively	29,500	54,000
Series CF Non-voting Preferred stock, 25,000,000 shares authorized, 18,826,385 issued and outstanding	704,396	704,396
Preferred Stock, 15,000,000 shares authorized, $0.0000001 par value, 0 issued and outstanding, respectively	-	-
Common stock, 300,000,000 shares authorized, par value $0.0000001, 85,000,000 issued and outstanding	9	9
Non-voting Common Stock, 200,000,000 shares authorized, par value $0.0000001, 31,402,755 and 0 issued and outstanding, respectively	3	-
Subscription receivable	(522,966)	(58,216)
Additional paid-in capital	5,743,728	8,633
Accumulated deficit	(3,152,528)	(589,388)
Total stockholders' equity	2,802,142	119,434
Total liabilities and stockholders' equity	$3,208,333	$153,372

See accompanying notes to the consolidated financial statements

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JET TOKEN, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019

Revenues	$4,783	$-

Operating Expenses
General and administrative	2,103,818	474,531
Sales and marketing	444,885	10,758
Research and development	17,353	21,124
Total operating expenses	2,566,056	506,413

Operating loss	(2,561,273)	(506,413)

Provision for income taxes	1,867	1,381

Net Loss	$(2,563,140)	$(507,794)

Weighted average shares outstanding - basic and diluted	95,258,562	85,000,000
Weighted average net loss per share - basic and diluted	$(0.03)	$(0.01)

See accompanying notes to the consolidated financial statements

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JET TOKEN, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEBMER 31, 2020 AND 2019

	Series Seed Preferred Stock		Series CF Non-Voting Preferred Stock		Common Stock		Non-voting Common Stock		Subscription	Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	Paid-in Capital	Deficit	Equity (Deficit)
Balance at December 31, 2018	1,799,999	$54,000	-	$-	85,000,000	$9	-	$-	$-	$-	$(81,594)	$(27,585)
Stock option compensation	-	-	-	-	-	-	-	-	-	8,633	-	8,633
Sale of Series CF Non-Voting Preferred Stock for cash	-	-	17,826,385	1,069,583	-	-	-	-	(58,216)	-	-	1,011,367
Series CF Non-Voting Preferred Stock issued for services related to the Regulation Crowdfunding offering	-	-	1,000,000	-	-	-	-	-	-	-	-	-
Offering costs	-	-	-	(365,187)	-	-	-	-	-	-	-	(365,187)
Net loss	-	-	-	-	-	-	-	-	-	-	(507,794)	(507,794)
Balance at December 31, 2019	1,799,999	$54,000	18,826,385	$704,396	85,000,000	$9	-	$-	$(58,216)	$8,633	$(589,388)	$119,434
Stock option compensation	-	-	-	-	-	-	-	-	-	682,746	-	682,746
Sale of Non-Voting Common Stock for cash	-	-	-	-	-	-	31,402,755	3	(522,966)	9,420,824	-	8,897,861
Receipt of subscription receivable	-	-	-	-	-	-	-	-	58,216	-	-	58,216
Offering costs	-	-	-	-	-	-	-	-	-	(4,147,975)	-	(4,147,975)
Preferred share redemption	(816,666)	(24,500)	-	-	-	-	-	-	-	(220,500)		(245,000)
Net loss	-	-	-	-	-	-	-	-	-	-	(2,563,140)	(2,563,140)
Balance at December 31, 2020	983,333	$29,500	18,826,385	$704,396	85,000,000	$9	31,402,755	$3	$(522,966)	$5,743,728	$(3,152,528)	$2,802,142

See accompanying notes to the consolidated financial statements

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JET TOKEN, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,563,140)	$(507,794)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	682,746	8,633
Changes in operating assets and liabilities:
Accounts receivable	(400)	-
Other current assets	(568)	-
Deferred offering costs	-	(50,000)
Accounts payable	256,595	(4,335)
Accrued liabilities	(5,342)	9,975
Net cash used in operating activities	(1,630,109)	(543,521)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	(319,443)	(2,986)
Deposit for property and equipment	(659,214)	-
Deposits	-	(4,500)
Net cash used in investing activities	(978,657)	(7,486)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds - related party advances	79,719	-
Repayments - related party advances	(79,719)	-
Proceeds - notes payable	121,000	-
Offering costs	(4,097,975)	(365,187)
Proceeds from sale of Series CF Non-Voting Preferred Stock	58,216	1,011,367
Proceeds from sale of Series Seed Preferred Stock	(24,500)	-
Preferred share redemption	(220,500)	-
Proceeds from sale of Non-Voting Common Stock	8,897,861	-
Net cash provided by financing activities	4,734,102	646,180

Increase in cash and cash equivalents	2,125,336	95,173
Cash and cash equivalents, beginning of year	95,886	713
Cash and cash equivalents, end of year	$2,221,222	$95,886

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$1,867	$1,381

Non cash investing and financing activities:
Subscription receivable from sale of Series CF Non-Voting Preferred Stock	$-	$58,216
Subscription receivable from sale of Non-Voting Common Stock	$522,966	$-
Series CF Non-Voting Preferred Stock issued as offering costs	$-	$60,000

See accompanying notes to the consolidated financial statements

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JET TOKEN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Jet Token Inc. was formed on June 4, 2018 (“Inception”) in the State of Delaware.   The consolidated financial statements of Jet Token Inc. (which may be referred to as the “Company” or “Jet Token”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company is headquartered in Las Vegas, Nevada.

In November 2020, the Company formed a wholly-owned subsidiary Jet Token Management Inc., a Delaware corporation, and later changed its name to Jet Token Software Inc. In November 2020, the Company formed another wholly-owned subsidiary, Jet Token Management Inc. a California corporation. To date, both subsidiaries have had no operations.

The Company intends to combine concepts from fractional jet membership programs with lessons learned from building blockchain currencies. The Company believes the tokenization of flight hours and (as the enterprise matures) fractional membership programs offers the possibility of reduced transaction costs and, through the evolution of a marketplace, higher industry fleet utilization. The Company’s purposeful enhancement of price discovery and reduced entry price have the potential to produce fairer and more inclusive results for aircraft owners and travelers alike.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern and Management Plans

The Company has limited operating history and revenue generating activity to date and has incurred losses from operations since Inception. These matters raise doubt about the Company's ability to continue as a going concern.

During the next twelve months, the Company intends to fund its operations with the remaining capital from its Regulation A campaign, a Paycheck Protection Plan Loan and additional equity offerings through future crowdfunding efforts. The Company also has the ability to reduce cash burn to preserve capital. Accordingly, management believes that any doubt about the Company’s ability to continue as a going concern has been alleviated.  There are no assurances, however, that management will be able to raise capital on terms acceptable to the Company.  If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the near-term scope of its planned development and operations, which could delay implementation of the Company’s business Plan and harm its business, financial condition and operating results. The balance sheets do not include any adjustments that might result from these uncertainties.

Basis of Presentation

The accounting and reporting policies of the Company conform with generally accepted accounting principles in the United States (“GAAP”).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Jet Token Inc. and its wholly owned subsidiaries, Jet Token Software Inc. and Jet Token Management Inc. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

23

JET TOKEN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company does not have any financial instruments as of December 31, 2020.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include but are not limited to: changes in the airline industry, blockchain asset regulations by authorities, fuel and operating costs, changes to corporate governance best practices for executive flying, general demand for private jet travel, market acceptance of the Company’s business model and COVID-19 issues more fully described below. These adverse conditions could affect the Company's financial condition and the results of its operations.

On January 30, 2020, the World Health Organization declared the COVID-19 coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the Company, it is known that the travel industry in which we operate has been severely impacted. The Company is monitoring the situation and exploring opportunities in regard to travel behavior for when travel restrictions ease.

Cash and Cash Equivalents

For purpose of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) 340 with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the consolidated balance sheet. The deferred offering costs will be charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

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JET TOKEN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of payments for third party software development that is not capitalizable. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Internal Use Software

The Company incurs software development costs to develop software programs to be used solely to meet its internal needs and cloud-based applications used to deliver its services. In accordance with ASC 350-40, Internal-Use Software, the Company capitalizes development costs related to these software applications once a preliminary project stage is complete, funding has been committed, and it is probable that the project will be completed, and the software will be used to perform the function intended. As of December 31, 2020 and 2019, the Company has capitalized approximately $300,000 and $0, respectively, of internal software related costs, which is included in intangible assets in the accompanying consolidated balance sheets. The software officially launched on Dec 31, 2020. Thus, no amortization was taken in 2020.

Stock-Based Compensation

The Company accounts for stock awards under ASC 718, Compensation – Stock Compensation. Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite vesting period or over the nonemployee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Income Taxes

The Company applies ASC 740 Income Taxes (“ASC 740”).  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The Cares Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act retroactively suspends the 80% income limitation on use of NOL carryovers for taxable years beginning before January 1, 2021, and allows 100% of any such taxable income to be offset by the amount of such NOL carryforward. This 80% income limitation is reinstated (with slight modifications) for tax years beginning after December 31, 2021.

As of December 31, 2020 and 2019, the Company had deferred tax assets of approximately $538,000 and $126,000, respectively, primarily from net operating losses of approximately $2,563,000 and $601,000. The Company maintains a full valuation allowance on the deferred tax assets as of December 31, 2020 and 2019. The valuation allowance increased by $412,000 and $92,000 during the years ended December 31, 2020 and 2019, respectively. Deferred tax assets after 2018 have no expiration.

25

JET TOKEN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and Nevada state jurisdiction.  The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception.  The Company currently is not under examination by any tax authority.

Loss per Common Share

The Company presents basic loss per share (“EPS”) and diluted EPS on the face of the consolidated statements of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the years ended December 31, 2020 and 2019, there were 24,300,000 and 5,400,000 options, 1,666,667 and 0 warrants, and 19,809,718 and 20,626,384 convertible preferred shares, respectively, excluded.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

New Accounting Standards

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors’ accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021, with early adoption permitted. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

In December 2019, the FASB issued guidance that simplifies the accounting for income taxes by removing certain exceptions in existing guidance and improves consistency in application by clarifying and amending existing guidance. This guidance is effective for annual periods beginning after December 15, 2020, and interim periods within those annual periods, where the transition method varies depending upon the specific amendment. Early adoption is permitted, including adoption in any interim period. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period, and all amendments must be adopted in the same period. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

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JET TOKEN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – OTHER ASSETS

Other assets consisted of the following:

	2020	2019
Aircraft Deposit	$600,000	$-
Deposits	63,714	4,500
Total Other Assets	$663,714	$4,500

During 2020, the Company entered and executed an Aircraft purchase agreement with terms and made 2 payments in the amounts of $400,000 and $150,000 as purchase deposits for Aircrafts. The terms of the agreement specify that $250,000 of this amount shall be considered nonrefundable. The Company also entered and executed an Aircraft management and charter service agreement. The Company made an operating deposit of $50,000 into a segregated operating account as part of the service agreement. The Company is to maintain a $50,000 operating deposit for the length of the agreement

NOTE 5 – NOTE PAYABLE

In May 2020, the Company received a loan in the amount of $121,000 pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act.  Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest and principal payments deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the 24-week period beginning on April 13, 2020, calculated in accordance with the terms of the CARES Act. The Note provides for customary events of default including, among other things, cross-defaults on any other loan with the Lender. The PPP Loan may be accelerated upon the occurrence of an event of default.  The PPP loan proceeds were used for payroll, covered rent and other covered payments. The PPP Loan was formally forgiven effective January 2021.

On February 2021, the Company received a loan in the amount of $86,360 pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act.  Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest and principal payments deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the 24-week period beginning on February 18, 2021, calculated in accordance with the terms of the CARES Act. The Note provides for customary events of default including, among other things, cross-defaults on any other loan with the Lender. The PPP Loan may be accelerated upon the occurrence of an event of default.  The PPP loan proceeds will be used for payroll, covered rent and other covered payments.

NOTE 6 – STOCKHOLDERS’ EQUITY / (DEFICIT)

Preferred Stock

The Company has authorized the issuance of 50,000,000 shares of its preferred stock with par value of $0.0000001. Of the authorized number of preferred shares, 10,000,000 shares have been designated as Series Seed Preferred Stock, 25,000,000 have been designated Series CF Non-Voting Preferred Stock (“Series CF”), and 15,000,000 are undesignated. Each share of preferred stock can be converted to one share of common stock.

27

JET TOKEN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In February 2019, the Company undertook a Regulation Crowdfunding campaign to raise up to $1,070,000 through the issuance of Series CF stock, which was completed during 2019. During the year ended December 31, 2019, the Company issued 17,826,385 shares of Series CF Non-Voting Preferred Stock under the Regulation Crowdfunding campaign for aggregate gross proceeds of $1,069,583 and a lesser amount of net proceeds pending release of final funds from escrow. As of December 31, 2019, amounts in escrow totaled $58,216. This was received during the year ended December 31, 2020.

In July 2020, the Company redeemed 816,666 shares of its outstanding Series Seed Preferred Stock for a total purchase price of approximately $245,000.

Common Stock

Upon Inception, the Company authorized the issuance of 150,000,000 shares of its common stock with par value of $0.0000001.

On October 8, 2019, the Company amended the articles of articles of incorporation to increase the shares of stock authorized. The Company increased the common stock authorized from 150,000,000 to 500,000,000, of which 300,000,000 are designated as common stock and 200,000,000 are non-voting common stock, all par value of $0.0000001. Shares of non-voting common stock will convert automatically into fully paid and nonassessable shares of the Company’s voting common stock upon the closing of the sale of shares of voting common stock to the public in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or upon the merger of the Company with and into another entity. The conversion rate is currently one share of voting common stock per share of Non-voting common stock.

In February 2020, the Company undertook a Regulation A, Tier 2 offering for which it is selling up to 33,333,333 non-voting common stock at $0.30 per share for a maximum of $10,000,000. During the year ended December 31, 2020, the Company issued 31,402,755 shares of non-voting common stock under the Regulation A, Tier 2 campaign for aggregate gross proceeds of $9,420,827, with $522,966 of these proceeds pending release from escrow. In connection with the offering, the Company engaged StartEngine Primary, LLC (“StartEngine”) to act as its placement agent. For such, StartEngine will receive 7% commissions on proceeds from the offering, and the Company will issue warrants to StartEngine up to 5% of the non-voting common stock sold through StartEngine at an exercise price of $0.30 per share. In December 2020, the Company issued the 1,666,667 warrants owed to StartEngine in connection with this arrangement.

The warrants have an exercise price of $0.30 and a term of three years. The warrants allow for adjustments to the exercise price and number of shares based on future stock dividends, stock splits, and subsequent non-exempt equity sales. The Company accounts for these warrants in accordance with ASU 2017-11, which changes the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. Accordingly, the value of these warrants is contained within equity, both increasing and decreasing additional paid-in capital for a net zero effect. The Company valued the warrants earned during the year ended December 31, 2020 at approximately $184,000, using the Black-Scholes model, with similar inputs to those disclosed in the stock option section below, with the exception that the expected life was three years.

Stock Options

On June 4, 2018, the Company’s Board of Directors adopted the Jet Token, Inc. 2018 Stock Option and Grant Plan (the “2018 Plan”).  The 2018 Plan provides for the grant of equity awards to employees, and consultants, to purchase shares of the Company’s common stock.  For the year ended December 31, 2019, up to 15,000,000 shares of its common stock could be issued pursuant to awards granted under the 2018 Plan. On December 8, 2020, the Board of Directors and shareholders approved an increase in the number of shares reserved for issuance under the 2018 Plan to 25,000,000 shares. In January 2021, the 2018 Plan was again amended to increase the total number of shares reserved for issuance to 30,000,000 shares, consisting of (i) 25,000,000 shares of common stock and (ii) 5,000,000 shares of non-voting common stock. The 2018 Plan is administered by the Company’s Board of Directors.

28

JET TOKEN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2019, the Company granted 5,400,000 stock options to purchase common stock pursuant to an employment contract with the Company’s Chief Executive Officer (Note 6). The options have a ten-year life and are exercisable at $0.06. Of the total grant, $2,700,000 stock options had a grant date fair value of approximately $96,000 and vest monthly over three years. The remaining 2,700,000 options were subject to raising funds as described in Note 6. As a result of the Regulation A, Tier 2 offering that began in 2020 as discussed above, the Company determined that it was probable that these options would vest by the end of the year, and accordingly, recorded expense related to these options beginning in March 2020. These options vested effective December 2020.

During the year ended December 31, 2020, the Company granted an additional 5,400,000 stock options to purchase common stock to the Company’s Chief Executive Officer. The options have a ten-year life and are exercisable at $0.30. The options vest in monthly tranches through December 31, 2023. The options had a grant date fair value of approximately $818,000, which will be recognized over the vesting period.

During the year ended December 31, 2020, the Company granted a total of 13,500,000 stock options to purchase common stock various advisory board members and consultants. The options have a ten-year life and are exercisable at $0.30. The options vest between, two to three years, except for 1,500,000 that vested immediately. The options had a grant date fair value of approximately $2,081,000, which will be recognized over the vesting period.

A summary of our stock option activity for the years ended December 31, 2020 and 2019, is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2018	-	$-	-
Granted	5,400,000	0.06	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2019	5,400,000	$0.06	9.7
Granted	18,900,000	0.30	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2020	24,300,000	$0.25	9.5

Outstanding at December 31, 2019	225,000	$0.06	9.7
Outstanding at December 31, 2020	10,547,222	$0.21	9.3

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JET TOKEN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company estimates the fair value of stock options that contain service and/or performance conditions using the Black-Scholes option pricing model. The range of input assumptions used by the Company were as follows:

	December 31, 2020	December 31, 2019
Expected life (years)	5 to 10	6
Risk-free interest rate	0.31% - 0.68%	1.59%
Expected volatility	55%	65%
Annual dividend yield	0%	0%

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s stock options.

The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company’s common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company’s history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

During the years ended December 31, 2020 and 2019, stock-based compensation expense of $682,746 and $8,633, respectively, was recognized for the vesting of these options. As of December 31, 2020, there was approximately $2,400,000 in unrecognized stock-based compensation, which will be recognized through December 31, 2023.

NOTE 7 – RELATED PARTY TRANSACTIONS

In October 2018, the Company entered into an agreement with Sutton View Advisors LLC, an entity owned and operated by the Company’s founder. The agreement is for financial advisory, financial advisory services as specified in the agreement. The agreement calls for $2,700 upon signing the agreement, $10,000 per quarter as a retainer fee on professional services, and expense reimbursement not to exceed certain limits. The agreement terminated effective December 31, 2019. During the years ended December 31, 2020 and 2019, the Company has paid Sutton View Advisors LLC $0 and $40,000, respectively.

In July 2019, the Company entered into an employment offer letter with its Chief Executive Officer with an effective start date in September 2019. Included in the employment offer letter was 2,700,000 options to purchase common stock at $0.06 per share. The options vest monthly over three years. The offer included an additional 2,700,000 options to purchase common stock at $0.06 per share, contingent on the Company undertaking a qualified offering which results in proceeds of at least $10,000,000. See Note 5 for option related disclosures.

From time to time, related parties make payments on the Company’s behalf or advance cash to the Company for operating costs which require repayment. Such transactions are considered short-term advances and non-interest bearing. During the year ended December 31, 2020, the Company’s Founder and Executive Chairman advanced a total of $79,719 to the Company in the form of a non-interest-bearing loan, of which $79,204 was repaid during the same period. As of December 31, 2020 and 2019, $0 and $0, respectively, was due to a related party related to such advances.

30

JET TOKEN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – SUBSEQUENT EVENTS

In January 2021, the Company granted a 1,000,000 stock options to purchase non voting common stock to a consultant. The options vest immediately, have a ten-year life, and are exercisable at $0.30.

In January 2021, the Company entered into an agreement with its Executive Chairman to exchange 6,646,667 shares of common stock for 6,646,667 shares of non-voting common stock for no consideration, effective immediately prior to the qualification of the Company’s Offering Statement on Form 1-A filed with the SEC in 2021.

Subsequent to year end, the company closed on 1,211,023 shares of non-voting common stock for gross proceeds of approximately $363,000, which was committed to and held in third party escrow before December 31, 2020.

See Notes 5 and 6 for additional subsequent events.

The Company has evaluated subsequent events that occurred after December 31, 2020 through April 26, 2021, the date of these consolidated financial statements were available to be issued, and noted no additional events requiring recognition for disclosure.

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Item 8.

INDEX TO EXHIBITS

2.1	Amended and Restated Certificate of Incorporation, as amended (incorporated herein by reference to the copy submitted as Exhibit 2.1 to the Company’s Amendment No. 1 to the Offering Statement on Form 1-A, filed on December 12, 2019)
2.2	Bylaws, as amended (incorporated herein by reference to the copy submitted as Exhibit 2.2 to the Company’s Offering Statement on Form 1-A, filed on October 29, 2019)
4.1	Form of Subscription Agreement (incorporated herein by reference to the copy submitted as Exhibit 4.1 to Amendment No. 2 to the Company’s Offering Statement on Form 1-A, filed on January 16, 2020)
6.1	WeWork Membership Agreement between the Company and 10845 Griffith Peak Drive Tenant LLC dated July 17, 2019 (incorporated herein by reference to the copy submitted as Exhibit 6.1 to the Company’s Amendment No. 1 to the Offering Statement on Form 1-A, filed on December 12, 2019)
6.2	Amendments to WeWork Membership Agreement between the Company and 10845 Griffith Peak Drive Tenant LLC dated November 25, 2020 and March 4, 2021, respectivel (incorporated herein by reference to the copy submitted as Exhibit 6.2 to the Company’s Amendment No. 1 to the Offering Statement on Form 1-A, filed on March 15, 2021)
6.3	Executive Aircraft Management and Charter Services Agreement between Jet Token Management Inc., a subsidiary of the Company, and Great Western Air, LLC (DBA Cirrus Aviation Services, LLC) dated as of November 16, 2020 (incorporated herein by reference to the copy submitted as Exhibit 6.1 to the Form 1-U filed on November 17, 2020)
6.4	Amended and Restated 2018 Stock Option and Grant Plan (incorporated herein by reference to the copy submitted as Exhibit 6.3 to the Company’s Offering Statement on Form 1-A, filed on October 29, 2019)
6.5	Offer Letter between the Company and George Murnane (incorporated herein by reference to the copy submitted as Exhibit 6.4 to the Company’s Offering Statement on Form 1-A, filed on October 29, 2019)
6.6	Incentive Stock Option Agreements between the Company and George Murnane dated as of September 23, 2019 (incorporated herein by reference to the copy submitted as Exhibit 6.5 to the Company’s Offering Statement on Form 1-A, filed on October 29, 2019)
6.7	Amendment No. 1 and Amendment No. 2 to Jet Token, Inc. Amended And Restated 2018 Stock Option and Grant Plan (incorporated herein by reference to the copy submitted as Exhibit 6.7 to the Company’s Offering Statement on Form 1-A, filed on February 10, 2021)
6.8	Engagement Letter between Sutton View Advisors LLC and the Company dated October 9, 2018 (incorporated herein by reference to the copy submitted as Exhibit 6.6 to the Company’s Amendment No. 2 to the Offering Statement on Form 1-A, filed on January 16, 2020)
6.9	HondaJet Fleet Purchase Agreement, dated as of December 4, 2020, between Galilee LLC, a subsidiary of the Company, and Honda Aircraft Company, LLC (incorporated herein by reference to the copy submitted as Exhibit 6.1 to the Form 1-U filed on December 11, 2020)
6.10	Share Exchange Agreement, dated as of January 22, 2021, between the Company and Michael Winston (incorporated herein by reference to the copy submitted as Exhibit 6.10 to the Company’s Offering Statement on Form 1-A, filed on February 10, 2021)
8	Escrow Agreements (incorporated herein by reference to the copy submitted as Exhibit 8 to the Company’s Offering Statement on Form 1-A, filed on February 10, 2021 and the copy submitted as Exhibit 8 to Amendment No. 3 to the Company’s Offering Statement on Form 1-A, filed on February 13, 2020)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, Nevada, on April 30, 2021.

Jet Token Inc.
By	/s/ George Murnane
George Murnane
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ George Murnane
By George Murnane, Chief Executive Officer
Date: April 30, 2021

/s/ Michael D. Winston, CFA
By Michael D. Winston, CFA, as Executive Chairman (Director), Principal Financial Officer and Principal Accounting Officer
Date: April 30, 2021

33